Exhibit 6.8

C2M Securities, LLC

7315 Three Chopt Rd.

Richmond VA 23226

March 23, 2021

GRASS QOZF, INC.

204 West Spear Street #3861

Carson City NV 89703

Attn: Don Harmer, President

Re. Amended and Restated Exclusive Placement Agency Agreement dated January 21, 2021 ("Placement Agency Agreement")

Dear Don:

This is to confirm that in order to comply with the compensation rules of Rule 5110 of the Financial Regulatory Authority ("FINRA"), Sections 3 and 11 of the Placement Agency Agreement are amended in their entirety to read as follows:

"3. Placement Agent's Compensation. In consideration for the services rendered by Placement Agent hereunder, the Company shall pay the Placement Agent, upon the distribution of funds from the escrow account established for the Offering in connection with each Closing for the issuance and sale of the Securities, in accordance with written wire transfer payment instructions from the Placement Agent:

(i)	Cash compensation equal to one percent (1%) of the gross proceeds of the Offering for Executing Broker Services . Additionally, six(6%) of the aggregate subscription proceeds originated by an Introducing Broker-Dealer other than the Placement Agent shall be payable in cash to such Introducing Broker-Dealer provided that the Introducing Broker-Dealer introduces an Introduced Investor as defined directly below."

"11. Expenses, Etc.

(a) Accountable Expenses. The Company shall pay or reimburse the Placement Agent for the following expenses which shall be refunded to the Company to the extent not incurred:

(i)   $5,000 for the counsel fees incurred by the Placement Agent in connection with the Offering; and

(ii) $7,000 for expenses paid to unaffiliated third parties in connection with the Placement Agent's due diligence investigation of the Company.

(b) Non-Accountable Expense Allowance: The Company shall pay the Placement Agent $10,500 as a non-accountable expense allowance; provided that to the extent upon termination of the Offering such amount represents less than three percent (3%) of the proceeds of the Offering (the "Allowable Amount"), the Placement Agent will promptly refund to the Company the difference between $10,500 and the Allowable Amount.

Except a specifically stated in Section 3 or this Section 11 of this Agreement, Placement Agent shall be exclusively responsible for any compensation, fees, commissions or payments of its employees, agents, representatives, co-Placement Agents or other persons or entities utilized by it in connection with its activities on behalf of the Company, and Placement Agent will indemnify and hold harmless the Company and its affiliates from the claims of any such persons or entities.

Please indicate your agreement to the foregoing by countersigning this letter in the space below for your signature.

Very truly,

/s/ Victor MacLaughlin
Victor MacLaughlin, CEO

Accepted and agreed to as of the date set forth above:

GRASS QOZF, INC.

/s/ Don Harmer

By: Don Harmer, CEO